# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CANTERBURY PARK HOLDING CORPORATION, CIK 0001672909
CUSIP: 13811E101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1100 CANTERBURY ROAD S., SHAKOPEE, Minnesota (MN), 55379
Date of event which requires filing of this statement: 09/30/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001705447
Persons authorized to receive notices and communications: Michael Melby, c/o Gate City Capital Management, LLC, 8725 W. Higgins Road, Suite 530, Chicago, Illinois (IL), 60631, (312) 825-1228

## Reporting persons
- Gate City Capital Management, LLC (CIK 0001705447): type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC), other (OO); sole voting power 484,749; shared voting power 0; sole dispositive power 484,749; shared dispositive power 0; aggregate amount beneficially owned 484,749 (9.35% of the class)
- Michael Melby: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 484,749; shared voting power 0; sole dispositive power 484,749; shared dispositive power 0; aggregate amount beneficially owned 484,749 (9.35% of the class)
  Comment: This Schedule 13D (this "Schedule 13D") is being filed on behalf of Gate City Capital Management, LLC, an Illinois limited liability company (the "Management Company") and Michael Melby. Mr. Melby serves as the managing member of the Management Company. The Management Company serves as an adviser to certain private investment funds and managed accounts (the "Funds"). This Schedule 13D relates to Common Shares (the "Common Shares") of Canterbury Park Holding Corporation (the "Issuer") held by the Funds.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CANTERBURY PARK HOLDING CORPORATION
Address of issuer's principal executive offices: 1100 CANTERBURY ROAD S., SHAKOPEE, Minnesota (MN), 55379
Comment: This Statement relates to the Common Stock of Canterbury Park Holding Corporation having its principal executive offices at 1100 Canterbury Road S., Shakopee, MN 55379.

## Item 2. Identity and Background
Name of person filing: The names of the persons jointly filing this statement on Schedule 13D (the "Reporting Persons") are Gate City Capital Management, LLC, an Illinois limited liability company and Michael Melby, Managing Member of Gate City Capital Management, LLC. Mr. Melby is the controlling member of Gate City Capital Management, LLC.
Residence or business address: The address of each of the Reporting Persons is 8725 W. Higgins Road, Suite 530, Chicago, IL 60631.
Present principal occupation or employment: The principal business of Gate City Capital Management, LLC is to serve as an adviser to certain private investment funds and managed accounts. Mr. Melby's principal occupation is serving as the Portfolio Manager of Gate City Capital Management, LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Gate City Capital Management, LLC is an Illinois limited liability company. Mr. Melby is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source and amount of funds used by the Reporting Persons in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $8,587,992 using the working capital of each of the Funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the Common Stock based on the Reporting Person's belief that the Common Stock, when purchased, were undervalued and did not adequately reflect the potential value of the Company's underlying business and assets. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase or sale of Common Stock desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Person's investment, making proposals to the Issuer concerning changes to its board composition, capitalization, or operations of the Issuer, purchasing additional shares, selling some or all of its shares, or changing its intention with respect to any and all matters referred to in Item 4.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns in the aggregate 484,749 shares of Common Stock, which represents approximately 9.35% of the Company's outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 5,183,394 shares of Common Stock issued and outstanding as of August 11, 2026 as reported in the Company's Form 10-Q filed with the SEC on August 12, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the voting of 484,749 of such shares described in Item 5(a) above. The Reporting Person has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above. The Reporting Person does not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and does not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.
Transactions in the class effected during the past sixty days: Schedule A hereto sets forth all transactions in the Common Stock by any Reporting Person during the past sixty days. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Issuer.

## Signatures
- Gate City Capital Management, LLC: /s/ Michael Melby, Michael Melby, Managing Member (10/01/2026)
- Michael Melby: /s/ Michael Melby, Michael Melby, Managing Member (10/01/2026)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.